

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2013

<u>Via E-mail</u>
Mr. Art Agolli
Chief Executive Officer
Petrosonic Energy, Inc.
Suite 300, 714 – 1ˢᵗ Street SE
Calgary, Alberta
Canada T2G 2G8

      Re: Petrosonic Energy, Inc.
               Registration Statement on Form S-1
               Filed February 11, 2013
               Amendment No. 1 to Registration Statement on Form S-1
               Filed February 21, 2013
               File No. 333-186580
               Form 10-K for the Transition Period from
               November 1, 2011 to December 31, 2011
               Filed October 11, 2012
               File No. 000-53881

Dear Mr. Agolli:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      With respect to the comments relating to your Exchange Act filings, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Note 5 in the Notes to the Financial Statements for Petrosonic Albania SHA indicates that Sonoro Energy Ltd. received 60,000 common shares from Petrosonic Albania SHA in exchange for Sonoro Energy's heavy oil technology license as of December 31, 2011. Please advise us of the value of the consideration paid to Sonoro Energy Ltd. as of December 31, 2011 for the license of the heavy oil technology. Specifically address the valuation of the 60,000 shares of common stock from Petrosonic Albania SHA. We may have further comment.

2. We note that the website of Petrosonic Energy contains a presentation with a title "Petrosonic Energy December 2012". The presentation is at http://www.petrosonic.net/i/pdf/presentations/PSON-Corp-Presentation.pdf. We also note that the company presents financial summary information in the presentation on page 21 in a Summary Financial Table. We do not understand the company's basis for making these projections regarding the number of units in production, the annual volume, the amount of revenues, net income and free cash flow that will be generated in years 1 through year 5. We note the assumption that total barrels processed is based on 1,000 bbl per day unit, 360 day year at 90% efficiency. Given that the company has no history of revenues from operations, has a limited operating history, that the company expects to incur significant losses into the foreseeable future, and that there is no assurance that the company will ever generate any revenues or ever achieve profitability, we do not understand your reasonable basis for making these projections. Absent a reasonable basis for these projections, such as historical operations and processing rates or historical operating trends that support these projections, you must revise your presentation to delete these projections. Projections must be reasonably objective and have persuasive support. See Item 10 of Regulation S-K. Please revise to delete the projections or present all required disclosure including the basis for all assumptions. We may have further comment.

Prospectus Summary, page 1

3. Please expand your disclosure in this section to briefly describe the nature and extent of your present operations, summarize the milestones you seek to accomplish during the foreseeable future, and disclose when you anticipate engaging in revenue generating activities. Please see the instruction to Item 503(a) of Regulation S-K for guidance.

4. Please revise to address the ownership and relationships between Petrosonic Energy, Inc., Sonoro Energy Ltd., Petrosonic Albania Sha., and Albnafta, Ltd.   Specifically address the acquisition of assets from Sonoro Energy Ltd. on July 27, 2012 and the material terms of the acquisition including the payments for the asset acquisition. Also briefly address, in this section, any licensing agreements between the companies and clarify any other important relationships between these companies. Clarify the ownership of Petrosonic Albania Sha. Please consider adding a diagram showing the corporate structure of

Petrosonic Energy, Inc. and the other companies to better help the investors understand the noted transactions. We may have further comment.

Risk Factors, page 3

5. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them. Please revise to delete the fourth sentence of the first paragraph relating to unidentified risks.

6. Please add a risk factor regarding your auditor's report, which expresses substantial doubt about your ability to continue as a going concern.

We have incurred losses in prior periods …, page 3

7. Please revise to indicate the amount of company losses through September 30, 2012.

Our future is dependent upon our ability to obtain financing …, page 3

8. Please revise to indicate, to the extent known, the amount of funding needed within the next 12 months to sustain your business operations, to pay the fees and expenses of operating as a public company and establishing your processing facilities in Albania.

Because we may never earn revenues from our operations …, page 3

9. Please revise to briefly indicate how long the company has been in existence.

Management of our Company is within the control of the board of directors and the officers …, page 9

10. Please revise to clarify who beneficially owns 31.5% of the company's common stock.

If we issue additional shares in the future . . . , page 11

11. Please reconcile your disclosure in this risk factor regarding the two consultants with your disclosure on page 12 that you have agreements with three consultants.

Market for Common Equity and Related Stockholder Matters, page 11

12. Please revise to state the range of high and low bid information for the company's common stock for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included. (Emphasis added)

13. Please revise to include price information as of the latest practicable date

Dividends, page 12

14. Please revise to indicate the amount of your retained earnings deficit that limits your ability to pay dividends.

Shares That May Be Sold In The Future, page 12

15. Please revise to identify the three consultants and to briefly indicate the services provided by each of the consultants for the shares of common stock to be received by each of them.

16. Briefly clarify who holds the outstanding warrants to purchase 615,000 shares of the company's common stock.

Management's Discussion and Analysis . . . , page 13

History, page 13

17. We note that the penultimate paragraph of page 13 defines Petrosonic Albania Sha. as the "Business" and indicates that your disclosure in the prospectus will be about this entity. You then only use that defined term in the sentence that immediately follows. Most of the prospectus appears to use the term "Petrosonic Albania" to describe the business. For the sake of clarity, to the extent you intend to refer to Petrosonic Albania Sha. as "Petrosonic Albania," please revise the aforementioned defined term accordingly. Furthermore, please refer to Petrosonic Albania Sha. as your subsidiary when it is first discussed.

18. Please identify the "Albanian partner" referred to in the last paragraph of this section

19. We note your statement that "for a complete description of the Transaction, and the Purchase Agreement please refer to the Form 8-K we filed with … on July 31, 2012." Please revise your document to address, in an appropriate location, the material terms of the transaction with Sonoro Energy Ltd. including the asset purchase from Sonoro Energy Ltd. and the consideration paid for the technology to treat and upgrade heavy oil by sonicated solvent de-asphalting.

20. We note your statement that the company's office in Fier, Albania is offered to the company free of charge by the Albanian partner until the company has the requisite funding in place for a lease agreement. Please revise to identify the Albanian partner and clarify the terms and ownership of the partnership with the 'Albanian partner'. To the extent appropriate, describe the transaction with such partner in your related party transaction disclosure on page 37.

Operation Plans and Business Focus, page 14

21. Rather than merely repeating much of the disclosure already provided under Our Business, please revise your disclosure in this section to discuss the milestones and the time frame for each milestone in your plan of operations up to the point where you anticipate generating revenues from your business. In this regard, also discuss the anticipated costs of each milestone, and the expected sources of funding.

22. We note your disclosure on page 15 that you expect to expand your facilities over the next 3-5 years to 15,000 barrels per day. Please also describe how you anticipate funding such expansion.

23. We note your statements that "5,000 barrels of oil per day ("bopd") this would equate to increased revenues of approximately $6/barrel (BBL) or around $11 million per year (based on $100/bbl brent oil)" and "Petrosonic expects to expand its facilities over the next 3 to 5 years to 15,0000 bopd as Albanian oil production increases." We note that you also make these projections in the Operation Plans and Business Focus section on page 23. Please revise to provide a reasonable basis for these projections. We are unclear as to the reasonable basis for these projections considering that the company has not operated any facility to upgrade heavy oil through the rapid de-asphalting by sonication of the oil. Additionally, the company has not generated any revenues from operations and has incurred losses from operations to date. Absent a reasonable basis for these projections, such as historical processing rates or historical operating trends that support your projections, you must revise your documents to delete these projections.

Petrosonic Heavy Oil Process Patents, page 17

24. We note your disclosure that "the Company will appeal the expired priority claim to reinstate the priority claim" regarding the United States patent application. Please clarify the meaning of your statement. Has the company's priority claim already expired? We may have further comment.

Recent Development, page 17

25. Please revise the description of your January 16, 2013 private placement to identify the placement agent who received $215,000 in commissions and the two-year warrants for 275,000 shares of common stock at $0.50 per share.

26. Expand your disclosure regarding the contract with Pavli Valle Inc. to indicate the location of the heavy oil processing plant and the costs associated with your contract with Pavli Valle Inc. Also file the contract as an exhibit to the registration statement pursuant to Item 601 of Regulation S-K.

27. We note your reference to a "world leader" in emulsification in the first paragraph of page 18. Please revise to identify the company who signed a cooperation agreement with the Petrosonic in the quarter ended September 30, 2012. Describe the material terms of the cooperation agreement. File the cooperation agreement with the private emulsion technology company as an exhibit to the registration statement or advise us why the agreement is not required to be filed pursuant to Item 601 of Regulation S-K. We may have further comment.

Limited Operating History; Need for Additional Capital, page 18

28. We note your statement that "our cash needs are primarily for working capital to develop our operations." Please revise to indicate the amount of working capital of the company as of September 30, 2012.

Liquidity and Capital Resources, page 18

29. Please revise your disclosure in this section to address how you intend to fund the estimated $55,015 cost of this offering.

30. Please revise to clarify the maturity date of the convertible debentures with Sierra Growth, Inc. having a $365,000 face value during the nine months ended September 30, 2012.

Our Business, page 22

Overview of Our Business, page 22

31. We note your brief references to your Richmond and Turin facilities. To the extent such facilities are material, please expand your disclosure in the prospectus to address the nature of such facilities and your plans for them.

Operation Plans and Business Focus, page 23

32. We note your statement that "while revenue per facility will be less (estimated at 50%), no capital and minimal support will be required." We are unclear as to the reasonable basis for this projection of the amount of revenue per facility. Absent a reasonable basis for this projection, you must revise your document to delete this projection.

Key Success Factors, page 23

33. We note your reference to the development and distribution of asphalt within the market in the third bullet point of this section. You do not appear to address your plans for distributing asphalt elsewhere in the prospectus. Please revise under Our Business as

appropriate to discuss your anticipated principal products and services and the distribution methods of such services. Please refer to Item 101(h)(4) for guidance.

The Industry, page 24

34. Please supplementally provide us with copies of the various sources you cite in this section.

35. We note that you support certain disclosure by reference to Schlumberger's website. The link you provide does not appear to be the source of all of such disclosure. To the extent you drew such information from other pages on that website, please provide the full, correct link.

Oil Sands Production in Canada, page 27

36. Please revise to clarify the relevance of the "multibillion dollar opportunity" described in this section to your business.

Petrosonic Opportunity, page 28

37. Please revise to clarify the reference to "economic infrastructure stimulus measures being implemented."

Petrosonic Heavy Oil Process Patents, page 32

38. Please revise here and throughout the prospectus to clearly distinguish between your patents and your patent applications. For example, you refer to your "patented" Sonoprocess and "patented" electromagnetic drive in various locations, but then you provide a list of provisional and PCT applications in this section. Please revise accordingly and also disclose the duration of such intellectual property. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

Disadvantages of Petrosonic Process/Technology, page 33

39. We note your disclosure in the third paragraph of this section regarding the design of the equipment being based on an estimation of the required solvent and type of crude oil. Please expand your disclosure regarding the necessity for regional variations in the designs of your equipment and the types of delays that could result from different variations.

Employees, page 34

40. Please revise to indicate the number of consultants used by the company and briefly indicate the consulting services provided to the company.

Environmental Laws and Regulations, page 34

41. Please expand your disclosure in this section to discuss the specific laws applicable to your business and their effect on your business. Also, discuss when you plan to apply for the fire permit in Albania and provide an update on the status of the environmental permit. Finally, discuss governmental regulations on your business in Canada and Italy to the extent material.

Properties, page 34

42. Please revise your disclosure in this section to discuss your Sonoprocess facility in Richmond, British Columbia and your solvent recovery system located in Turin, Italy. In this regard, discuss the suitability, adequacy, productive capacity and extent of utilization of your facilities, not just the suitability of your facilities for "management operations." Please see instruction 1 to Item 102 of Regulation S-K.

43. Please revise to identify the director who is allowing the company to use his office without charge. Also identify the Albanian partner who is allowing the company to use its office space without charge until the company signs a lease agreement.

Directors and Executive Officers, page 35

44. We note that both of your officers appear to also work for other companies. Please disclose the number of hours per week they intend to devote to your business.

Business Experience, page 35

45. Please revise your description of Mr. Agolli's business experience to provide the business experience for the last five years as required by Item 401(e)(1) of Regulation S-K. We note the gap from August 2008 to February 2009. Please also clarify Mr. Agolli's role with BNK Petroleum.

46. We note you indicate that Mr. Agolli co-founded Sonoro Energy, Ltd. Please indicate if Mr. Agolli has any equity ownership interest in Sonoro Energy, Ltd and the amount of his equity ownership. Also clarify Mr. Agolli's relationship with Sonoro Energy since January 2012. Specifically address whether Mr. Agolli has provided any services to Sonoro Energy Ltd. since January 2012 and the type of services provided.

47. Please provide the months for the start and end dates of each of Mr. Raisig's positions during the last five years. Also, disclose the principal business of the various companies you discuss in your description of his business experience.

48. Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Agolli should serve as a director for the company in light of the company's business and structure. See Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 36

49. Please revise the first paragraph in this section to clearly indicate that the summary compensation table covers all compensation awarded to, earned by, or paid to the named executive officers.

Certain Relationships and Related Transactions ... , page 37

50. We note the reference on page F-9 to shareholders contributing $327,578 for the building built in Albania in 2011. Please provide the disclosure required by Item 404(d) with respect to this transaction.

51. We note that Mr. Art Agolli is the Chief Executive Officer, President and sole director of the company. We also note that on April 17, 2012, the company entered into an assignment agreement with Mr. Art Agolli pursuant to which Mr. Agolli agreed to convey to the company all of his right, title and interest in a letter of intent with Sonoro Energy Ltd. the holder of all of the legal and equitable rights and entitlements to a sonic reactor and technology that Sonoro developed for the treatment and upgrading of heavy oil by sonicated solvent de-asphalting. Please revise to provide the disclosure required by Item 404(a) regarding the transaction where the company acquired the assets and technology from Sonoro Energy Ltd. on July 27, 2012.

52. Please provide the disclosure required by Item 404(c) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 38

53. Please revise to indicate the number of persons in the group 'All Officers and Directors as a Group' noted in the beneficial ownership table.

Plan of Distribution, page 41

54. We note your statement that "the shares may be sold by one or more of, or a combination of, the following: … any other method permitted under applicable law." You are required to describe the plan of distribution to be used. Revise to delete the statement that the selling security holder may use "any other method permitted under applicable law."

Financial Statements

Petrosonic Albania Sha

Note 1 – Organization, Nature of Operations, and Summary of Significant Accounting
Policies, page F-7
Property and Equipment, net, page F-7

55. We note your disclosure that you have not recognized depreciation since inception as
none of the equipment has been used in operations. Please tell us why you have not
commenced depreciating the equipment given that it is available and ready for use,
consistent with U.S. GAAP. Please cite the specific authoritative literature you are
relying on for your conclusion in your response. This comment also applies to the post-
merger financial statements of Petrosonic Energy.

56. Please provide in a separate note the disclosures required by FASB ASC 360-10-50, as
applicable, for your Property and Equipment for all financial statement periods presented.

Note 3 – Related Party Transactions, page F-9

57. Tell us and expand the note to disclose how Petrosonic Albania Sha valued the building
contributed by the shareholders, e.g., fair value, predecessor cost, etc.

Note 5 – Shareholder's Equity, page F-9

58. Please describe the method of accounting utilized for the purchase of Sonoro Energy's
heavy oil technology license in exchange for 60,000 common shares.

Updating

59. We note you acquired Petrosonic Albania Sha on July 27, 2012 and have only provided
its financial statements through December 31, 2011; please provide unaudited interim
financial statements of Petrosonic Albania Sha as of and for the six months ended June
30, 2012. However, if you believe Petrosonic Albania Sha is your predecessor, please
provide its financial statements on an audited basis through July 27, 2012.

Petrosonic Energy Inc.
Financial Statement Presentation

60. Please provide prior year information comparable to your transition period for the two
months ended December 31, 2011. Please note this information may be unaudited and
may be provided on the face of the financial statements or in the footnotes to the
financial statements. Also, ensure to include a discussion of the comparative period
within Management's Discussion and Analysis, as applicable.

Notes to the Financial Statements
General

61. Please provide the disclosures required by FASB ASC 360-10-50, as applicable, for your Property and Equipment for all financial statement periods presented.

62. Please provide the disclosures required by FASB ASC 350-30-50, as applicable for your Intangible Assets for all financial statement periods presented.

Note 2: Purchase of Petrosonic Albania Sha, page F-22

63. Please tell us how you considered the contingent consideration (i.e. 10% royalty interest on future revenues) in your analysis of the total purchase price paid to Sonoro Energy Ltd.

Note 5: Capital Stock, page F-24

64. Please tell us how you accounted for the issuance of 20,000,003 common shares to Art Agolli, valued at $160,000, in exchange for all of his interest in a letter of intent with Sonoro Energy Ltd.

Updating

65. Please update your financial statements as required by Rule 8-08 of Regulation S-X in the next amendment to the Form S-1 and provide an updated accountants' consent.

Part II. Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-3

66. Please revise to identify the three consultants who agreed to accept a total of 1,270,000 shares of our common stock in exchange for services.

67. Please provide more detailed disclosure regarding the nature of the services provided by the consultants referred to in the third paragraph of this section. Please see Item 701(c) of Regulation S-K.

Item 17. Undertakings, page II-5

68. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibits

69. Please file the following agreements as exhibits to the registration statement:

- The securities purchase agreement and registration rights agreement dated January 16, 2013;

- The convertible debentures issued to Sierra Growth, Inc., Westlake Advisors Corp. and Jackson Bennett LLC; and

- The warrant agreements and consulting agreements you refer to under Shares That May Be Sold In The Future, on page 12.

70. Please file Exhibit 10.8 in the proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Exhibit 23.1

71. Please obtain a consent from your independent accountant for the audit report dated July 20, 2012 for the financial statements of Petrosonic Albania Sha.

Form 10-K for the Transition Period from November 1, 2011 to December 31, 2011

72. Please revise the Form 10-K for the preceding comments, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our periodic report comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Art Agolli
Petrosonic Energy, Inc.
March 9, 2013
Page 13

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director